SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29878]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

November 30, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of November 2011. A copy of each application may be

obtained via the Commission's website by searching for the file number, or an applicant using

the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.

An order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on December 29, 2011, and should

be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-8010.

Veracity Funds [File No. 811-21483]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 13, 2011, applicant transferred its assets to Munder Veracity Small-Cap Value Fund, a series of Munder Series Trust, based on net asset value. Expenses of $150,293 incurred in connection with the reorganization were paid by Integrity Asset Management, LLC, applicant's investment adviser.

Filing Date: The application was filed on October 12, 2011, and amended on November 17, 2011.

Applicant's Address: Integrity Asset Management, LLC, 18500 Lake Rd., Suite 300, Rocky River, OH 44116.

Old Mutual Emerging Managers Fund, L.L.C. [File No. 811-21898]
Old Mutual Emerging Managers Institutional Fund, L.L.C. [File No. 811-21997]

Summary: Applicants, closed-end investment companies, seek an order declaring that they have each ceased to be an investment company. On March 31, 2011, applicants transferred their assets to Larch Lane Multi-Strategy Fund, L.L.C. (f/k/a Old Mutual Absolute Return Fund, L.L.C.) and Larch Lane Multi-Strategy Institutional Fund, L.L.C. (f/k/a/ Old Mutual Absolute Return Institutional Fund, L.LC.), respectively, based on net asset value. Expenses of $119,600 and $10,400, respectively, incurred in connection with the reorganizations were allocated to applicants; however, Larch Lane Advisors LLC, investment adviser to both applicants, will bear these expenses in accordance with an expense limitation agreement.

Filing Dates: The applications were filed on August 12, 2011 and amended on November 10, 2011.

Applicants' Address: 800 Westchester Ave., S-528, Rye Brook, NY 10573.

Old Mutual Emerging Managers Master Fund, L.L.C. [File No. 811-21912]

Summary: Applicant, a closed-end investment company and a master fund in a master/feeder structure, seeks an order declaring that it has ceased to be an investment company. On March 31, 2011, applicant transferred its assets to Larch Lane Multi-Strategy Master Fund, L.L.C. (f/k/a Old Mutual Absolute Return Master Fund, L.L.C.), based on net asset value. Applicant incurred no expenses in connection with the reorganization.

Filing Dates: The application was filed on August 12, 2011 and amended on November 10, 2011.

Applicant's Address: 800 Westchester Ave., S-528, Rye Brook, NY 10573.

Larch Lane Multi-Strategy Fund, L.L.C. [File No. 811-21896]
Larch Lane Multi-Strategy Institutional Fund, L.L.C. [File No. 811-21998]

Summary: Applicants, closed-end investment companies and feeder funds in a master/feeder structure, seek an order declaring that they have each ceased to be an investment company. On August 1, 2011, the master fund in which each applicant invested transferred its remaining assets and specified liabilities to a Delaware statutory trust ("liquidating trust"), based on net asset value. Each applicant's investors received a pro rata interest in the liquidating trust based on the number of each applicant's units owned by the investor. The liquidating trust periodically will make cash distributions, based on each investor's pro rata ownership interest, as assets are liquidated.   Expenses of $73,125 and $8,125, respectively, incurred in connection with the liquidations were paid by applicants.

Filing Dates: The applications were filed on August 12, 2011, and August 15, 2011, respectively, and amended on November 14, 2011.

Applicants' Address: 800 Westchester Ave., S-618, Rye Brook, NY 10573.

Larch Lane Multi-Strategy Master Fund, L.L.C. [File No. 811-21911]

Summary: Applicant, a closed-end investment company and a master fund in a master/feeder structure, seeks an order declaring that it has ceased to be an investment company. On August 1, 2011, applicant transferred its remaining assets and specified liabilities to a Delaware statutory trust ("liquidating trust"), based on net asset value. Each investor in applicant's feeder funds received a pro rata interest in the liquidating trust and will receive periodic cash distributions from the liquidating trust as its assets are liquidated. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on August 12, 2011 and amended on November 14, 2011.

Applicant's Address: 800 Westchester Ave., S-618, Rye Brook, NY 10573.

Hatteras Ramius Advantage Fund [File No. 811-22285]

Summary: Applicant, a closed-end investment company and a feeder fund in a master/feeder structure, seeks an order declaring that it has ceased to be an investment company. By August 18, 2011, applicant had repurchased all of its shares at net asset value. Expenses of $1,970 incurred in connection with applicant's liquidation were paid by Hatteras Capital Investment Management, LLC, investment adviser to the master fund in which applicant invested, or an affiliate.

Filing Dates: The application was filed on August 26, 2011, and amended on November 14, 2011.

Applicant's Address: 8540 Colonnade Center Dr., Suite 401, Raleigh, NC 27615.

Hatteras Ramius Advantage Institutional Fund [File No. 811-22284]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. By August 18, 2011, applicant had repurchased all of its shares at net asset value**,** other than those held by its investment adviser, Hatteras Capital Investment Management, LLC ("Hatteras Capital"). Applicant continues to hold approximately $569,925 in underlying funds that impose restrictions on investors redeeming their interests. Hatteras Capital will remain applicant's sole shareholder during the completion of applicant's liquidation. Expenses of $1,970 incurred in connection with the liquidation will be paid by Hatteras Capital or an affiliate.

Filing Dates: The application was filed on August 26, 2011, and amended on November 14, 2011.

Applicant's Address: 8540 Colonnade Center Dr., Suite 401, Raleigh, NC 27615.

Ibero-America Fund, Inc. [File No. 811-5189]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 30, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $281,780 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on October 31, 2011.

Applicant's Address: 1345 Avenue of the Americas, New York, NY 10105.

EquiTrust Series Fund, Inc. [File No. 811-2125]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 15, 2011, applicant transferred its assets to corresponding series of Money Market Obligations Trust, Federated Total Return Series, Inc., Federated Investment Series Funds, Inc., Federated Asset Allocation Fund, and Federated Equity Funds, based on net asset value. Expenses of $743,975 incurred in connection with the reorganization were paid by applicant's investment adviser, EquiTrust Investment Management Services, Inc., or its affiliates.

Filing Date: The application was filed on October 27, 2011.

Applicant's Address: 5400 University Ave., West Des Moines, IA 50266.

Legg Mason Light Street Trust, Inc. [File No. 811-8943]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 15, 2009, applicant transferred its assets to Legg Mason Partners Equity Trust, based on net asset value. Expenses of $151,600 incurred in connection with the reorganization were paid by applicant, the acquiring fund and Legg Mason, Inc.

Filing Date: The application was filed on November 10, 2011.

Applicant's Address: 100 International Dr., 7th Floor, Baltimore, MD 21202.

Metzler/Payden Investment Group [File No. 811-21085]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 21, 2011, applicant transferred its assets to Metzler/Payden European Emerging Markets Fund, a series of Payden & Rygel Investment Group, based on net asset value. Expenses of $95,352 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date: The application was filed on October 27, 2011.

Applicant's Address: 333 South Grand Ave., 32nd Floor, Los Angeles, CA 90071.

EquiTrust Variable Insurance Series Fund [File No. 811-5069]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 15, 2011, applicant transferred its assets to corresponding series of Federated Prime Money Fund II, Federated Quality Bond Fund II, Federated Capital Income Fund II and Federated Capital Appreciation Fund II, all series of the Federated Insurance Series, based on net asset value. Expenses of approximately $568,118 incurred in connection with the reorganization were paid by EquiTrust Investment Management Services Inc. or its affiliates.

Filing Dates: The application was filed on October 27, 2011.

Applicant's Address: 5400 University Avenue, West des Moines, IA 50266.

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                              Kevin M. O'Neill
                                              Deputy Secretary